

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Sean Peace
Chief Executive Officer
RoyaltyTraders LLC
1053 East Whitaker Mill Rd.
Suite 115
Raleigh, NC 27604

>    **Re:  RoyaltyTraders LLC**
>        **Offering Statement on Form 1-A**
>        **Post-Qualification Amendment No. 6**
>        **Filed June 14, 2023**
>        **File No. 024-11532**

Dear Sean Peace:

　　We have reviewed your amendment and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

Risk Factors, page 5

1.    Please revise your registration statement to include a Risk Factor summary as required by Item 3(b) of Form 1-A.

Investor Perks
NFT Perk, page 20

2.    Please provide us with your detailed legal analysis as to why your "NFT Perk" program through OneOf does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the

program or ecosystem through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

3.    Please provide your analysis explaining why the value of the NFTs offered in connection with the purchase of each RSU in the offering should not count towards the aggregate offering price.

4.    Please provide a materially complete description of the NFTs offered through the OneOf platform, including whether there are any perks or benefits flowing from holding the NFTs. Please expand your disclosure to explain whether there are any differences in the NFTs to be issued on the Tezos blockchain.

The Company's Business
Overview of Our Company, page 52

5.    We note your disclosure that record labels are provided with "tools and strategies enabled by the SongVest Platform to collectively promote albums" and that this promotion could potentially further the success of a release and generate more revenue. Please describe how the SongVest platform is utilized to achieve these goals.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Emerging Growth Company, page 58

6.    Disclosure here indicates that you will qualify as an emerging growth company and that this will be significant if and when you become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify whether you intend to register a class of securities under Section 12 of the Exchange Act and whether you intend to do so by filing a Form 10 or a Form 8-A in connection with this offering statement. To the extent you intend to become an Exchange Act reporting company in connection with this offering, please revise to briefly summarize your Exchange Act reporting obligations. Otherwise, please revise to briefly summarize your reporting obligations as a Tier 2 Regulation A issuer and remove all references to an initial public offering.

Part II and III
Management's Discussion and Analysis of Financial Condition and Results of Operations
Issuances of Equity, page 60

7.    You disclose that the Simple Agreements for Future Equity (SAFEs) are convertible "at the option of the company" upon an equity financing in which up to $5.0 million in proceeds are received.  On page F-14 you disclose that the SAFEs will "automatically convert" into Conversion Units upon the closing of the next equity financing or in the event of a company transaction prior to the next equity financing, which ever comes first. Please revise to clarify these apparent inconsistencies and revise your disclosures to

address the following:

- Explain what is meant by "next equity financing" or "Company transaction" as it relates to the conversion of such SAFEs and whether conversion is at the option of the company or automatic.
- Disclose how the Conversion Units will be determined.
- Clarify whether there have been any conversions into equity as of the date of this Offering Statement and if so, the number of Conversion Units issued.

Securities Being Offered

Waiver of Right to Trial by Jury, page 70

8.    We note that Section 6 of the Subscription Agreement includes an exclusive forum provision and a jury trial waiver provision for certain claims against you.  Please add risk factor disclosure regarding the two provisions and address, without limitation, how these provisions may impact shareholder rights and whether they apply to claims under the federal securities laws.

General

9.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, 202-551-3499 at  if you have questions regarding comments on the financial statements and related matters.  Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology